Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Genco Resources Ltd.
Suite 550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2.	Date of Material Change:

April 21, 2009

Item 3.	News Release:

A News Release was issued April 21, 2009 through Marketwire.

Item 4.	Summary of Material Change:

Genco Resources Ltd. proposes to carry out a private placement of up to 20,800,000 units of Genco at a price of CAD $0.24 per unit for gross proceeds of CAD $4,992,000. Each unit shall consist of one common share and one warrant to purchase a further share for CAD $0.35 for a period of three years.

Item 5.	Full Description of Material Change:

Please see attached News Release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer:

Mr. Robert Gardner, Acting CEO and Co-Chairman of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2205.

Item 9.	Date of Report:

April 22, 2009

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

GENCO TO CARRY OUT $5 MILLION PLACEMENT

April 21, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) proposes to carry out a private placement of up to 20,800,000 units of Genco at a price of CAD $0.24 per unit for gross proceeds of CAD $4,992,000. Each unit shall consist of one common share and one warrant to purchase a further share for CAD $0.35 for a period of three years.

Genco has appointed an agent to use its best efforts to locate investors. The agent will be paid a fee of 8% of the proceeds from the placement (other than from units purchased by insiders of Genco) and issued that number of broker’s warrants equal to 5% of the number of units sold by the agent (other than from units purchased by insiders of Genco). Each broker warrant will be exercisable to purchase one share at CAD $0.35 for a period of three years. The agent has been paid a corporate finance engagement fee of USD $10,000.

Genco’s Co-Chairman, James R. Anderson, states that, “Genco faced significant challenges in 2008 and we thank our shareholders for their continued support. Our board of directors is optimistic about Genco’s future and believes this financing will serve as a critical step in restoring shareholder value. For the balance of 2009, we look forward to delivering on our principal goal of completing a Feasibility Study that will demonstrate the economic viability of expanding our La Guitarra Mine.”

Genco currently has 42,347,605 common shares issued. If the placement is fully subscribed and no insiders purchase any of the units, Genco will issue 20,800,000 shares, 20,800,000 warrants and 1,040,000 broker warrants resulting in 63,147,605 shares being outstanding (of which 32.9% will have been issued in the placement) and a further 21,840,000 shares issuable on the exercise of warrants and broker warrants. These 42,640,000 shares issued and made issuable represent 100.7% of the currently outstanding shares.

Genco understands that one of its Co-Chairmen, James R. Anderson, intends to subscribe for up to 40% of the placement. Genco further understands that, as part of a ‘gypsy swap’ to be carried out in conjunction with the placement, Mr. Anderson and Genco’s other Co-Chairman, Robert C. Gardner, will enter into loan agreements with certain subscribers whereby such subscribers will borrow up to 8,000,000 common shares from Anderson’s and Gardner’s personal shareholdings (up to 5,500,000 from Anderson and up to 2,500,000 from Gardner), pledge to Anderson and Gardner an equal number of common shares as security for such loans and deliver to them up to 4,000,000 share purchase warrants as compensation for the loans. The shares pledged and the warrants delivered will be those which such subscribers purchase through the placement. Mr. Anderson currently owns or controls 8,157,040 shares and Mr. Gardner currently owns or controls 2,689,708 shares. If Mr. Anderson purchases 40% of the units offered (8,320,000 units) and loans all 5,500,000 shares, he will then own or control 16,477,040 shares (26.1% of the post-placement issued shares) and warrants to purchase a further 11,070,000 shares. If Mr. Gardner loans all 2,500,000 shares, he will then own 2,689,708 shares and warrants to purchase a further 1,250,000 shares. If their warrants were exercised, Mr. Anderson would own or control 27,547,040 shares (37.1% of the post-placement issued shares or 32.6% if all the warrants and broker warrants are exercised) and Mr. Gardner would own 4,189,708 shares (6.1% of the post-placement issued shares or 4.7% if all the warrants and broker warrants are exercised). Genco believes that no new insiders will be created as a result of the gypsy swap.

The placement involves the issuance of more than 25% of Genco's currently issued common shares. It also could potentially result in a change of control to Mr. Anderson since he could own over 20% of Genco's outstanding shares and thereby become a 'control person' of Genco under the rules of the Toronto Stock Exchange. The placement could also potentially result in the issuance to insiders of Genco of shares and shares issuable on the exercise of warrants representing more than 10% of Genco's currently outstanding shares. Under the Exchange's rules, any of such events would require prior shareholder approval. Genco is, however, in serious financial difficulty and intends to rely on the financial hardship exemption in section 604(e) of the TSX Company Manual to complete the placement without shareholder approval.

Genco believes that the placement will improve its financial position and the independent directors of Genco (all directors other than Mr. Anderson and Mr. Gardner, both of whom abstained from voting due to their interests in the placement) have determined that the placement is reasonable under the circumstances. The Exchange has advised Genco that reliance on this exemption will automatically result in a review to confirm that Genco continues to meet its listing requirements. Genco believes that it currently complies with applicable listing requirements (other than with respect to its financial solvency) and expects to comply with all listing requirements following completion of the placement.

About Genco Resources Ltd.

Genco's core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres - La Guitarra and San Rafael - and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the " U.S. Securities Act" ) or any State securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words " may" , " would" , " could" , " will" , " intend" , " plan" , " believe" , " estimate" , " expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.